UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. )*

Payoneer Global Inc.

(Name of Issuer)

Common stock, $0.01 par value per share

(Title of Class of Securities)

70451X104

(CUSIP Number)

Frederic D. Fenton

c/o TCV

250 Middlefield Road

Menlo Park, California 94025

Telephone: (650) 614-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70451X104	13D	Page 2 of 11

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VIII, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 41,697,116 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 41,697,116 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 41,697,116 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.3% (A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(A)	Please see Item 5.

CUSIP No. 70451X104	13D	Page 3 of 11

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 39,507,305 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 39,507,305 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 39,507,305 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A)	Please see Item 5.

CUSIP No. 70451X104	13D	Page 4 of 11

1	NAMES OF REPORTING PERSONS: TCV VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 29,665,110 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 29,665,110 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 29,665,110 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A)	Please see Item 5.

CUSIP No. 70451X104	13D	Page 5 of 11

1	NAMES OF REPORTING PERSONS: TCV VIII (A), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 7,999,744 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 7,999,744 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,999,744 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A)	Please see Item 5.

CUSIP No. 70451X104	13D	Page 6 of 11

1	NAMES OF REPORTING PERSONS: TCV VIII (B), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,842,451 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 1,842,451 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,842,451 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A)	Please see Item 5.

CUSIP No. 70451X104	13D	Page 7 of 11

1	NAMES OF REPORTING PERSONS: TCV MEMBER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,189,811 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: -0- SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 2,189,811 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: -0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,189,811 SHARES OF COMMON STOCK (A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.6% (A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A)	Please see Item 5.

CUSIP No. 70451X104	13D	Page 8 of 11

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (“Schedule 13D”) relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Payoneer Global Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 150 West 30th Street, New York, New York 10001.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(b), (f). This Schedule 13D is being filed by (1) Technology Crossover Management VIII, Ltd., a Cayman Islands exempted company (“Management VIII”), (2) Technology Crossover Management VIII, L.P, a Cayman Islands exempted limited partnership (“TCM VIII”), (3) TCV VIII, L.P., a Cayman Islands exempted limited partnership (“TCV VIII”), (4) TCV VIII (A), L.P., a Cayman Islands exempted limited partnership (“TCV VIII (A)”), (5) TCV VIII (B), L.P., a Cayman Islands exempted limited partnership (“TCV VIII (B)”), and (6) TCV Member Fund, L.P., a Cayman Islands exempted limited partnership (“Member Fund”). The foregoing entities are collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 99.1.

TCV VIII, TCV VIII (A), TCV VIII (B) and Member Fund (collectively, the “TCV Entities”) are each principally engaged in the business of investing in securities of privately and publicly held companies.

Management VIII is the sole general partner of TCM VIII, which in turn is the sole general partner of TCV VIII, TCV VIII (A), TCV VIII (B) (the “TCV VIII Funds”). Management VIII is a general partner of Member Fund.

The address of the principal business and office of each of the Reporting Persons is c/o TCV, 250 Middlefield Road, Menlo Park, California 94025.

(d), (e). During the last five years, none of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 25, 2021 (the “Closing Date”), FTAC Olympus Acquisition Corp., a Delaware corporation (both prior to and after the Closing Date, “FTOC”), consummated the transactions contemplated the Agreement and Plan of Reorganization, dated as of February 3, 2021 (as amended on February 16, 2021, on May 10, 2021 and June 22, 2021, the “Reorganization Agreement”), by and among FTOC, New Starship Parent, Inc. (“ParentCo”), Starship Merger Sub I Inc., a Delaware corporation and wholly owned subsidiary of ParentCo, Starship Merger Sub II Inc., a Delaware corporation and wholly owned subsidiary of ParentCo, and Payoneer Inc., a Delaware corporation (“Payoneer”). Upon the consummation of the transactions contemplated by the Reorganization Agreement (the “Reorganization”), ParentCo was renamed Payoneer Global Inc.

Prior to the Reorganization, the TCV Entities held 22,232,106 shares of preferred stock of Payoneer and 3,861,188 shares of common stock of Payoneer. In connection with, but prior to the Reorganization, the shares of preferred stock held by the TCV Entities automatically converted into shares of common stock of Payoneer. On the Closing Date, each share of Payoneer common stock was cancelled and converted into the right to receive the merger consideration, which included the Per Share Stock Consideration (as defined in the Reorganization Agreement). In connection with the closing of the Reorganization, on the Closing Date, the Company issued 41,697,116 shares of Common Stock to the TCV Entities.

In addition to the Per Share Stock Consideration paid at the Closing, the TCV Entities will be entitled to receive up to an additional 4,888,878 earn-out shares from the Company, issuable in shares of Common Stock as provided in the Reorganization Agreement, if the price of the Common Stock exceeds certain thresholds during the 30-month and 60-month periods following the Closing Date.

CUSIP No. 70451X104	13D	Page 9 of 11

ITEM 4. PURPOSE OF TRANSACTION.

The information contained in Items 3 and 6 of this Schedule 13D is incorporated herein by reference. Christopher P. Marshall, a Class A Director of Management VIII and a limited partner of TCM VIII and Member Fund, serves as a director of the Company. The Reporting Persons acquired the shares of Payoneer preferred stock and common stock prior to the Reorganization for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, investigate, evaluate, discuss, negotiate or agree to retain and/or sell or otherwise dispose of all or a portion of shares of Common Stock in the open market, through transactions registered under the Securities Act of 1933, as amended (the “Securities Act”), through privately negotiated transactions to the Company or third parties or through distributions to their respective partners, or otherwise and/or investigate, evaluate, discuss, negotiate or agree to acquire additional shares of Common Stock in the open market, in connection with issuances by the Company or sales by other stockholders in transactions registered under the Securities Act, in privately negotiated transactions or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Persons intend to have discussions with officers and directors of the Company in connection with the Reporting Persons’ investment in the Company. The topics of these conversations may cover a range of issues, including those relating to the Company’s business, strategy, operations, financial condition, capital allocation, investor communications, and environmental, social and governance matters. The Reporting Persons also may have similar conversations with other stockholders or other interested parties. The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing. Except as set forth herein, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.)

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a), (b). The responses of the Reporting persons to Rows (7) through (13) of the cover pages of this Schedule 13D as of June 25, 2021, are incorporated herein by reference. As of July 6, 2021, the Reporting Persons beneficially owned directly and/or indirectly the following shares of Common Stock:

Name of Reporting Person	Shares of Common Stock	Percentage of Common Stock(1)
Technology Crossover Management VIII, Ltd.	41,697,116	12.3%
Technology Crossover Management VIII, L.P.	39,507,305	11.7%
TCV VIII, L.P.	29,665,110	8.8%
TCV VIII (A), L.P.	7,999,744	2.4%
TCV VIII (B), L.P.	1,842,451	0.5%
TCV Member Fund, L.P.	2,189,811	0.6%

(1) The information shown in the table with respect to the percentage of Common Stock beneficially owned is based on 338,344,659 shares of Common Stock outstanding as of June 25, 2021, as reported in the Form 8-K filed by the Company with the Securities and Exchange Commission on July 1, 2021.

Excluded from beneficial ownership is the contingent right to earn-out shares.

Each of the TCV Entities has the sole power to dispose or direct the disposition of the shares of Common Stock that it holds directly and has the sole power to vote or direct the vote of such shares.

Management VIII, as the ultimate general partner of the TCV Entities, may be deemed to have the sole power to dispose or direct the disposition of the shares held by the TCV Entities and have the sole power to direct the vote of such shares of Common Stock. TCM VIII, as the direct general partner of the TCV VIII Funds, may also be deemed to have sole power to dispose or direct the disposition of the shares of Common Stock held by the TCV VIII Funds and have the sole power to direct the vote of such shares of Common Stock. Each of Management VIII and TCM VIII disclaims beneficial ownership of the shares of Common Stock owned by the TCV Entities, except to the extent of their respective pecuniary interest therein.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

Except as set forth in this Item 5(a)—(b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.

CUSIP No. 70451X104	13D	Page 10 of 11

(c). The information set forth in Item 4 of this Schedule 13D is incorporated by reference herein.

(d). Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock beneficially owned by the Reporting Persons.

(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Amended and Restated Registration Rights Agreement

The TCV Entities are party to an amended and restated registration rights agreement (the “A&R Registration Rights Agreement”), dated the Closing Date, with the Company, FTAC Olympus Sponsor, LLC, a Delaware limited liability company, FTAC Olympus Advisors, LLC, a Delaware limited liability company, and certain other initial equity holders of the Company, requiring the Company to, among other things, file a resale shelf registration statement on behalf of certain equity holders within 15 calendar days as of the date thereof. The A&R Registration Rights Agreement also provides certain demand rights and piggyback rights to certain equity holders, subject to underwriter cutbacks and issuer blackout periods. The A&R Registration Rights Agreement terminates upon the earlier of (i) June 25, 2026 or (ii) the date as of which (A) all of the registrable securities have either been sold pursuant to a registration statement or cease to be registrable securities or (B) the holders of all registrable securities are permitted to sell the registrable securities under Rule 144 (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale.

Lock-up Agreement

The TCV Entities have entered into a Lock-up Agreement (the “Lock-up Agreement”) with FTOC, Payoneer, the Company and other stockholder of Payoneer prior to the Reorganization to which, among other things, the TCV Entities have agreed to not transfer shares of Common Stock held by them prior to 180 days after the Closing Date, subject to certain permitted transfers and a potential early release of such restrictions as set forth therein.

The information set forth in Item 4 hereof is incorporated herein by reference.

The foregoing references in this Schedule 13D to, or descriptions of, the Reorganization Agreement (including the amendments thereto), A&R Registration Rights Agreement and Lock-up Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements or forms thereof, copies of which are included as Exhibits 99.2, 99.3, 99.4, 99.5, 99.6 and 99.7 to this Schedule 13D, respectively, and are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement, dated as of July 6, 2021.
Exhibit 99.2	Agreement and Plan of Reorganization (incorporated by reference to Annex A to the Proxy Statement/Prospectus filed by the Company with the SEC on June 1, 2021 (Registration No.: 333-253142)
Exhibit 99.3	Amendment to Agreement and Plan of Reorganization (incorporated by reference to Annex A-1 to the Proxy Statement/Prospectus filed the Company with the SEC on June 1, 2021 (Registration No.: 333-253142))
Exhibit 99.4	Amendment No. 2 to Agreement and Plan of Reorganization (incorporated by reference to Annex A-2 to the Proxy Statement/Prospectus filed by the Company with the SEC on June 1, 2021 (Registration No.: 333-253142))
Exhibit 99.5	Amendment No. 3 to Agreement and Plan of Reorganization (incorporated by reference to Exhibit 2.1 to FTAC’s Form 8-K filed on June 23, 2021)
Exhibit 99.6	A&R Registration Rights Agreement (incorporated by reference to Exhibit 10.9 to the Company’s Form 8-K filed on July 1, 2021)
Exhibit 99.7	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.5 to FTAC’s Form 8-K filed on February 3, 2021)
Exhibit 99.8	Statement Appointing Designated Filer and Authorized Signatories dated February 14, 2019

CUSIP No. 70451X104	13D	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2021

Technology Crossover Management VIII, Ltd.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

Technology Crossover Management VIII, L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

TCV VIII, L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

TCV VIII (A), L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

TCV VIII (B), L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

TCV Member Fund, L.P.

By:	/s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory